DB

SE

19008018

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-67575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Worldwide Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Tri State Parkway, Suite 900
(No. and Street)

Gurnee	Illinois	60031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis E. Stough (847) 920-7060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linda C. Rapacz CPA, P.C.
(Name – *if individual, state last, first, middle name*)

13844 South Maple Avenue	Orland Park	Illinois	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Louis E. Stough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Worldwide Investments, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania
County of Butler
Signed and Sworn to me
on February 22, 2019 by
Louis E. Stough

[Signature]
Signature

Chief Compliance Officer
Title

Darlene A. Beachem
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Darlene A. Beachem, Notary Public
Butler County
My commission expires January 12, 2022
Commission number 1039812
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reliance Worldwide Investments, LLC

CONTENTS

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants | Illinois CPA Society | Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Reliance Worldwide Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reliance Worldwide Investments, LLC as of December 31, 2018 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reliance Worldwide Investments, LLC, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reliance Worldwide Investments, LLC's management. Our responsibility is to express an opinion on Reliance Worldwide Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Reliance Worldwide Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Reliance Worldwide Investments, LLC's auditor since 2015.

Linda C. Rapacz CPA, P.C.
Orland Park, Illinois
February 25, 2019

Reliance Worldwide Investments, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets		
Cash and cash equivalents	$	579,455
Cash Clearing Firm Deposit		32,127
Accounts receivable		37,537
CRD Deposit		297
Prepaid fidelity bond		1,153
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $65,451		219,658
Deposit - Leasehold improvements		4,783
Deposit - Lease		10,022
Total assets	$	885,032
Liabilities and member equity		
Liabilities		
Accounts Payable	$	4,151
Commissions and related taxes payable		16,000
Total liabilities		20,151
Member equity		864,881
Total member equity		864,881
Total liabilities and member equity	$	885,032

See accompanying notes to financial statements.

Reliance Worldwide Investments, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Reliance Worldwide Investments, LLC (the "Company") was formed as a single member limited liability company under the laws of the State of Wyoming. The Company is registered with the Securities and Exchange Commission (SEC), the Municipal Securities Rulemaking Board (MSRB) and applicable states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company has no subsidiaries and conducts business as a correspondent broker-dealer and investment banking firm. FINRA approved the Company to conduct the following types of business: broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, mutual fund retailer, U.S. government securities broker, municipal securities broker, put and call broker or dealer or option writer and private placement of securities. The Company's scope of approved services was expanded on March 22, 2010 with an amendment to its Form BD adding investment banking. The target market for these investment banking services is privately-held lower middle market businesses.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Revenue Recognition

Revenues are recognized consistent with GAAP accrual accounting standards, and in compliance with FASB ASC 606.

Commissions revenues include commissions, mutual fund distributions fees, contingent deferred sales charge revenue, and Private Placement revenues, which are all accrued as earned.

Investment Banking revenues and advisory fees from mergers, acquisitions and restructuring transactions are accrued when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses are deferred and recognized in the same period as the related revenue to match revenue recognition. Non-transactional based Investment Banking revenues are accrued as earned, consistent with the respective terms of such agreements.

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition (continued)

Other revenues include interest earned on the firm's own funds deposited in financial institutions, and administrative registration fees for firm representatives, which are accrued as earned.

Income Taxes

The Company does not record a provision for income taxes because the member reports its share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending members' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2018, the Company's federal and state tax returns generally remain open for the last three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line mid-month method over the lesser of the lease term or the economic useful life of the improvement.

Asset Category	Cost	Method
Furniture and Fixtures	$ 25,434	7-year SL
Leasehold Improvements	220,217	39-year SL/MM
VOIP Telephone Equipment	1,838	5-year SL
Computer Hardware/Software	37,621	5-year SL
Total	$ 285,110	

Depreciation expense for the year ended December 31, 2018 was approximately $8,000.

2. Going Concern

On September 27, 2018, the Managing Member, Principal of Reliance Worldwide Investments, LLC, died unexpectedly. The Chief Compliance Officer ("CCO") immediately implemented the business continuity plan, and continued operations of the broker dealer. At December 31, 2018, the Estate of the Managing Member is the sole shareholder of the Company.

3. Contingent Liability

As of December 31, 2018, the Company has a contingent liability related to commissions due to registered representatives in an amount not to exceed $275,000. No action has been asserted on this liability.

4. Commitments

The Company has a commercial office space lease agreement with Global Investments, LLC, a related party, for Unit 900 at 900 Tri-State Pkwy, Gurnee, IL 60031. This lease agreement was effective January 1, 2013 and extended to December 31, 2020, with an option to renew for two additional years.

Future minimum monthly payments under this agreement annualize as follows:

Year	Amount
2019	69,720
2020	71,808

The total rent paid during 2018 was approximately $62,000.

5. Cash Clearing Firm Deposit

Cash of $32,127 is segregated in the Hilltop Securities (formerly Southwest Securities prior to the completion of the merger in October 2015) clearing account. An initial deposit of $30,000 was required by Southwest Securities and the additional balance is interest earned in prior years. The interest earned on this account for the year ended December 31, 2018 was $144.

6. Net capital requirement

As a broker-dealer, the Company is subject to the Security Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3.1). Under these provisions, the Company is required to maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ration would exceed 10 to 1). At December 31, 2018, the Company had a net capital requirement of $5,000 and adjusted net capital of approximately $591,000 or an excess of approximately $586,000. The Company's net capital ratio was 3.4 to 1.

7. Off balance sheet risk and concentration of credit risk

Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2018, the Company had balances in excess of insured limits totaling $51,507. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

8. Related party transactions

The sole member of Reliance Worldwide Investments, LLC is also the sole member of Global Investments, LLC, owner of the property that the Company leases at 900 Tri-State Parkway, Gurnee, IL 60031 (See Note 4). This lease commitment is treated as an arm's length transaction by both parties.

9. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date There were no subsequent events requiring disclosures and or adjustments.